Charles J. Bair +1 858 550 6142 cbair@cooley.com	BY EDGAR
*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Kronos Bio, Inc.
in connection with its Registration Statement on Form S-1 (File No. 333-248925)
September 25, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Deanna Virginio
Tim Buchmiller
Sasha Parikh
Julie Sherman

Re:	Kronos Bio, Inc.
Registration Statement on form S-1
Filed September 18, 2020
File No. 333-248925
Ladies and Gentlemen:
On behalf of Kronos Bio, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated August 27, 2020 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 31, 2020 (the “DRS”), as amended on September 3, 2020, and which was subsequently updated by the Company with a Registration Statement on Form S-1 filed with the Commission on September 18, 2020 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 8 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment No. 8 into this letter.
Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).
Staff Comment
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Determination of Fair Value of Common Stock, page 100
8.Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences
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U.S. Securities and Exchange Commission
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between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Response:
Preliminary Price Range
The Company advises the Staff that the Company currently expects a price range of $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which Preliminary Price Range does not reflect the impact of a forward stock split of the Common Stock that the Company anticipates will be effected prior to the effectiveness of the Registration Statement (the “Forward Stock Split”). The share and per share numbers in this letter are presented on a pre-Forward Stock Split basis. If the anticipated Forward Stock Split was applied, the Preliminary Price Range would be $[***] to $[***].
The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Goldman Sachs & Co. LLC, Jefferies LLC, Cowen and Company, LLC, and Piper Sandler & Co., the lead underwriters (the “Representatives”) for the Company’s planned IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by discussions among the Company and the Representatives based on a variety of considerations and methodologies, including the assessment of the foregoing factors.
The Company will include a narrower bona fide price range of the Common Stock in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.
Common Stock Valuation Methodologies
As there has been no public market for the Common Stock to date, the estimated fair value of its Common Stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), as of the date of each option and restricted stock award grant, with input from management, considering the Company’s most recent arm’s-length sales of its (i) convertible preferred stock, (ii) convertible promissory notes and (iii) the most recent third-party valuation of its Common Stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the estimated fair value of the Common Stock as of each grant date, including:
•the Company’s stage of development and material risks related to the Company’s business;
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U.S. Securities and Exchange Commission
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•the progress of the Company’s research and development programs, including the status and results of preclinical studies and clinical trials for the Company’s product candidates;
•the acquisition of key assets and intellectual property;
•the Company’s business conditions and projections;
•the Company’s financial position and the Company’s historical and forecasted performance and operating results
•the Company’s cash on hand;
•the lack of an active public market for the Common Stock and the Company’s convertible preferred stock;
•the prices of the Company’s convertible preferred stock sold to or exchanged between outside investors in arm’s length transactions and the rights, preferences, and privileges of the Company’s convertible preferred stock as compared to those of the Common Stock, including liquidation preferences of the Company’s convertible preferred stock;
•the conversion features of the Company’s convertible notes, including valuation terms;
•the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry;
•the likelihood of achieving a liquidity event, such as an IPO or sale of the Company in light of prevailing market conditions;
•the hiring of key personnel and the experience of management;
•trends and developments in the Company’s industry; and
•external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry.
The third-party valuations of the Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.
In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of Common Stock at each valuation date.
•Option Pricing Method (“OPM”). The OPM estimates the value of the Common Stock using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of Common Stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the
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U.S. Securities and Exchange Commission
September 25, 2020

stock prices of the outstanding options. Thus, the value of the Common Stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the Common Stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).
•Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.
•Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.
In order for the Board to determine the estimated fair value of the Common Stock, the OPM was utilized for the independent third-party valuations of the Common Stock as of July 1, 2019 (the “July 2019 Valuation”), and as of May 31, 2020 (the “May 2020 Valuation”), each discussed below. The Hybrid Method was utilized for the independent third-party valuations of the Common Stock as of July 10, 2020 (the “July 10, 2020 Valuation”), as of July 31, 2020 (the “July 31, 2020 Valuation”), and September 2, 2020 (the “September 2020 Valuation”), each as discussed below, as the Company had better visibility into the timing of a potential IPO. Equity value for each liquidity event scenario utilized in the July 10, 2020 Valuation, July 31, 2020 Valuation, and September 2020 Valuation was weighted based on a probability of each liquidity event’s occurrence. In each of the IPO scenarios discussed below, the Company assumed that all outstanding shares of the Company’s convertible preferred stock and all outstanding convertible notes would be converted into shares of Common Stock.
At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant. In connection with valuations prior to June 30, 2020, the Company considered the most recent arm’s length convertible preferred stock financing prior to the issuance of any equity grants, as the basis for the value of its Common Stock at the date of the equity grant. After June 30, 2020, the valuation methodology changed to the use of a Hybrid Method incorporating the OPM (utilizing the backsolve method) and PWERM, as the Company had obtained better visibility into the near-term timing of a potential IPO, but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Aid.
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U.S. Securities and Exchange Commission
September 25, 2020

Common Stock Valuations, Stock Option Grants and Restricted Stock Award Grant
The Company granted the following stock option awards since September 1, 2019:

Date of Grant	Numbers of Shares Subject to Stock Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Grant Date
October 8, 2019	[***]	$[***]	$[***]
December 2, 2019	[***]	[***]	[***]
December 20, 2019	[***]	[***]	[***]
January 22, 2020	[***]	[***]	[***]
March 16, 2020	[***]	[***]	[***]
March 17, 2020	[***]	[***]	[***]
June 15, 2020	[***]	[***]	[***]
July 10, 2020	[***]	[***]	[***]
July 13, 2020	[***]	[***]	[***]
July 15, 2020	[***]	[***]	[***]
August 16, 2020	[***]	[***]	[***]
September 11, 2020	[***]	[***]	[***]
September 14, 2020	[***]	[***]	[***]
On July 15, 2020, the Company also granted a restricted stock award of 260,039 shares, with an estimated grant date fair value of $[***] per share. The Company has made no other restricted stock award grants since September 1, 2019.
July 2019 Valuation and October 8, 2019 – March 17, 2020 Stock Option Grants
From October 8, 2019 to March 17, 2020, the Company granted stock options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants to be $[***] per share based on a number of factors, including the July 2019 Valuation.
For the July 2019 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. For purposes of the July 2019 Valuation, the backsolve method reflected the Company’s sale and issuance of 13,697,916 shares of Series A convertible preferred stock at a price of $7.6654 per share, for aggregate gross proceeds of $105.0 million, in a financing transaction in July 2019. In addition, a quantitative differential put analysis (based on the protective put approach) was performed in an effort to estimate the appropriate DLOM for the Common Stock. A DLOM of [***]% was used for the July 2019 Valuation. The July 2019 Valuation estimated the fair value of the Common Stock to be $[***] per share.
For the period from the date of the July 2019 Valuation to March 17, 2020, the Board determined there were no internal or external developments since the date of the July 2019 Valuation that warranted a change in the estimated fair value of the Common Stock, other than the Company’s Series A convertible preferred stock financing that was already reflected in the July 2019 Valuation. As a result, the Board
FOIA Confidential Treatment Requested by Kronos Bio, Inc.
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U.S. Securities and Exchange Commission
September 25, 2020

determined the estimated fair value of the Common Stock for the stock options granted between October 8, 2019 and March 17, 2020 to be $[***] per share.
May 2020 Valuation and June 2020 Stock Option Grants
On June 15, 2020, the Company granted stock options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of the grant to be $[***] per share based on a number of factors, including the May 2020 Valuation.
For the May 2020 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. For purposes of the May 2020 Valuation, the backsolve method reflected the Company’s Series A convertible preferred stock financing, which closed in July 2019, as well as a 100% likelihood of completing the Asset Purchase Agreement (as defined below). Given the time elapsed since this transaction, an adjustment based on the change of value in publicly traded comparable companies enterprise value was applied to the enterprise value of the Company as of the date of this transaction to arrive at an adjusted value. In addition, both a quantitative differential put analysis (based on the protective put approach) and a protective put-option analysis based on the Asian protective put method, an option-based approach based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Common Stock. A DLOM of [***]% was used for the May 2020 Valuation. The May 2020 Valuation estimated the fair value of the Common Stock to be $[***] per share.
For the period from the date of the May 2020 Valuation to June 15, 2020, the Board determined there were no internal or external developments since the date of the May 2020 Valuation that warranted a change in the estimated fair value of the Common Stock. During this period, the Company was inwardly focused on the research, development and regulatory approval pathway of its product candidates. As a result, the Board determined the estimated fair value of the Common Stock for the June 15, 2020 stock option grants to be $[***] per share.
July 10, 2020 Valuation and July 2020 Stock Option and Restricted Stock Award Grants
From July 10, 2020 to July 15, 2020, the Company granted stock options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share, and a restricted stock award of 260,039 shares with an estimated fair value of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants to be $[***] per share based on a number of factors, including the July 10, 2020 Valuation.
For the July 10, 2020 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method, with the OPM (remain private scenario) being weighted at [***]% and the PWERM (IPO scenarios) being weighted collectively at [***]%.
For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the July 10, 2020 Valuation, the backsolve method reflected the Company’s Series A convertible preferred stock financing, which closed in July 2019, as well as a 100% likelihood of completing the Asset Purchase Agreement (as defined below).
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U.S. Securities and Exchange Commission
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For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of the Company’s convertible preferred stock, options to purchase Common Stock, and the Common Stock, based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of two IPO scenarios at an appropriate risk-adjusted rate: (i) an early IPO scenario in [***] ([***]% weighting) and (ii) a delayed IPO scenario in [***] ([***]% weighting). The Company believes that the probability weighting of each potential liquidity event scenario used in the PWERM analyses was an appropriate methodology in light of the Company’s stage of development, and in particular, the status of its research and development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a [***]% collective weighting for the PWERM methodology because at the time of the valuation, the Company had been communicating with potential underwriters and advisors as to the potential for an IPO, which gave the Company some visibility into the probability and timing of potential future outcomes. However, mere intent to submit a registration statement does not necessarily mean that the Company would be successful in completing an IPO. Unexpected systemic events like the biopharmaceutical IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, geopolitical risk (including market volatility in advance of the upcoming U.S. elections), the COVID-19 pandemic, or other Company specific events like a setback in the field of cancer therapeutics based on oncogenic transcriptional regulatory networks, at the Company or other companies in the field, or other development setbacks could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Accordingly, the PWERM methodology was collectively weighted at [***]%, and captured the value created in two expected/potential IPO scenarios, while the OPM (remain private scenario) is captured in the OPM methodology (weighted at [***]%). Incorporated into the July 10, 2020 Valuation was the Company’s Series A convertible preferred stock financing, which was completed in July 2019.
In addition, both a quantitative differential put analysis (based on the protective put approach) and a protective put-option analysis based on the Asian protective put method, an option-based approach based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Common Stock. For purposes of the July 10, 2020 Valuation, the DLOM was concluded to be [***]% for the OPM (remain private scenario), [***]% for the early IPO scenario and [***]% for the delayed IPO scenario. The July 10, 2020 Valuation estimated the fair value of the Common Stock to be $[***] per share.
On July 14, 2020, the Company entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Gilead Sciences, Inc. (“Gilead”), pursuant to which the Company acquired certain key assets from and assumed certain liabilities of Gilead related to product candidates entospletinib and lanraplenib, and patents and other intellectual property covering or related to the development, manufacture and commercialization of entospletinib and lanraplenib. For the period from the date of the July 10, 2020 Valuation to July 15, 2020, the Board determined there were no internal or external developments since the date of the July 10, 2020 Valuation that warranted a change in the estimated fair value of the Common Stock given that the entry into the Asset Purchase Agreement had already been factored in. The Board determined the estimated fair value of the Common Stock for the stock options and restricted stock award granted between July 10, 2020 and July 15, 2020 to be $[***] per share.
July 31, 2020 Valuation and August 2020 Stock Option Grants
On August 16, 2020, the Company granted stock options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of
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U.S. Securities and Exchange Commission
September 25, 2020

the Common Stock at the time of the grant to be $[***] per share based on a number of factors, including the July 31, 2020 Valuation.
For the July 31, 2020 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method, with the OPM (remain private scenario) being weighted at [***]% and the PWERM (IPO scenarios) being weighted collectively at [***]%.
For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the July 31, 2020 Valuation, the backsolve method reflected the Company’s Series A convertible preferred stock financing, which closed in July 2019, and the expected sale of $100.0 million of convertible notes in the Convertible Note Financing (as defined below).
For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock, convertible promissory notes (assuming issuance as of July 31, 2020), options to purchase Common Stock, and the Common Stock, based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of two IPO scenarios at an appropriate risk-adjusted rate: (i) an early IPO scenario in [***] ([***]% weighting) and (ii) a delayed IPO scenario in [***] ([***]% weighting). The Company believes that the probability weighting of each potential liquidity event scenario used in the PWERM analyses was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a [***]% collective weighting for the PWERM methodology because at the time of the valuation the Company had confidentially submitted the Company’s draft registration statement with the Commission on July 31, 2020, which gave the Company visibility into the probability and timing of potential future outcomes. However, the mere submission of a confidential draft registration statement does not necessarily mean that the Company would be successful in completing an IPO for the reasons described above. Accordingly, the PWERM methodology was collectively weighted at [***]%, and captured the value created in two expected/potential IPO scenarios, while the OPM (remain private scenario) is captured in the OPM methodology (weighted at [***]%). Incorporated into the July 31, 2020 Valuation was the Company’s Series A convertible preferred stock financing, which was completed in July 2019, and the expected sale of $100.0 million of convertible notes in the Convertible Note Financing (as defined below).
In addition, both a quantitative differential put analysis (based on the protective put approach) and a protective put-option analysis based on the Asian protective put method, an option-based approach based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Common Stock. For purposes of the July 31, 2020 Valuation, the DLOM was concluded to be [***]% for the OPM (remain private scenario), [***]% for the early IPO scenario and [***]% for the delayed IPO scenario. The July 31, 2020 Valuation estimated the fair value of the Common Stock to be $[***] per share.
For the period from the date of the July 31, 2020 Valuation to August 16, 2020, the Board determined there were no internal or external developments since the date of the July 31, 2020 Valuation that warranted a change in the estimated fair value of the Common Stock, except for the confidential submission of the Company’s draft registration statement with the Commission on July 31, 2020 that was
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U.S. Securities and Exchange Commission
September 25, 2020

already reflected in the July 31, 2020 Valuation. As a result, the Board determined the estimated fair value of the Common Stock for the August 16, 2020 stock option grants to be $[***] per share.
September 2020 Valuation and September 2020 Stock Option Grants
From September 11, 2020 to September 14, 2020, the Company granted stock options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants to be $[***] per share based on a number of factors, including the September 2020 Valuation.
For the September 2020 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method, with the OPM (remain private scenario) being weighted at [***]% and the PWERM (IPO scenarios) being weighted collectively at [***]%.
For the OPM, the market approach, utilizing the backsolve method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. For purposes of the September 2020 Valuation, the backsolve method reflected the Company’s $155.2 million convertible promissory note financing (the “Convertible Note Financing”), which closed on August 20, 2020 and August 24, 2020.
For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock, convertible promissory notes, options to purchase Common Stock, and the Common Stock, based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of two IPO scenarios at an appropriate risk-adjusted rate: (i) an early IPO scenario in [***] ([***]% weighting) and (ii) a delayed IPO scenario in [***] ([***]% weighting). The Company believes that the probability weighting of each potential liquidity event scenario used in the PWERM analyses was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a [***]% collective weighting for the PWERM methodology because at the time of the valuation the Company had confidentially submitted the Company’s draft registration statement with the Commission on July 31, 2020, received the Comment Letter from the Staff, was preparing to submit an additional draft registration statement with the Commission on September 3, 2020 and, based on feedback from potential investors during testing-the-waters meetings, the Company had determined to publicly file its registration statement on Form S-1 with the SEC on September 18, 2020, each of which gave the Company even further visibility into the probability and timing of potential future outcomes. However, the mere submission of a draft registration statement does not necessarily mean that the Company would be successful in completing an IPO for the reasons described above. Accordingly, the PWERM methodology was collectively weighted at [***]%, and captured the value created in two expected/potential IPO scenarios, while the OPM (remain private scenario) is captured in the OPM methodology (weighted at [***]%). Incorporated into the September 2020 Valuation was the Company’s convertible promissory note financing, which closed in August 2020.
In addition, both a quantitative differential put analysis (based on the protective put approach) and a protective put-option analysis based on the Asian protective put method, an option-based approach based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Common Stock for the OPM (remain private scenario). Further, a protective put-option analysis based on the Asian protective put method, an option-based approach based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Common Stock for each of the IPO scenarios. For purposes of the September 2020 Valuation, the DLOM was concluded to be [***]% for the OPM (remain
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U.S. Securities and Exchange Commission
September 25, 2020

private scenario), [***]% for the early IPO scenario and [***]% for the delayed IPO scenario. The September 2020 Valuation estimated the fair value of the Common Stock to be $[***] per share.
For the period from the date of the September 2020 Valuation to September 14, 2020, the Board determined there were no internal or external developments since the date of the September 2020 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock for the September 2020 option grants to be $[***] per share.
Explanation of Difference Between the Estimated Fair Value of Common Stock and the Midpoint of the Preliminary Price Range
The Company believes that the following key factors, among others, each contributed individually to the increases in estimated fair values over the period from May 2020 through September 2020, and the collective effect of the following key factors resulted in the ultimate value reflected by the Preliminary Price Range:
•The Company acquired certain assets from and assumed certain liabilities of Gilead related to product candidates entospletinib and lanraplenib, and patents and other intellectual property covering or related to the development, manufacture and commercialization of entospletinib and lanraplenib, pursuant to the Asset Purchase Agreement in July 2020.
•The Company identified and hired a new Chief Operating Officer and General Counsel, Barbara Kosacz, effective July 2020, and a new Chief Financial Officer and Head of Corporate Development, Yasir Al-Wakeel, BM BCh, effective August 2020, both with extensive relevant professional and industry experience.
•The $155.2 million Convertible Note Financing, which closed in August 2020, strengthened the Company’s balance sheet and served as further validation of the Company’s business, in particular given it was led by an independent sophisticated institutional investor.
•The Company identified and appointed a new independent director to the Board, Elena Ridloff, CFA, effective September 2020, with extensive financial and biopharmaceutical experience.
•The Company made additional progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”), and the filing of the Registration Statement with the Commission on September 18, 2020.
•The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of Common Stock, including the right to receive liquidation payments in preference to holders of Common Stock. The Preliminary Price Range described assumes the conversion, on a share-for-share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the Common Stock.
•The Preliminary Price Range represents a future price for the Common Stock that, if issued in the Company’s planned IPO, would be immediately freely tradable in a public market, whereas the estimated fair values of the Common Stock in the last year represent an
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U.S. Securities and Exchange Commission
September 25, 2020

estimate of the fair value of the shares of Common Stock that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.
•Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace, conditions that today are particularly dynamic and fluid.
•The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public capital markets and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.
Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair values of Common Stock as determined by the Board since September 1, 2019 are consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations are consistent with the increasing value of the Common Stock in connection with its progression towards an IPO.
Conclusion
In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since September 1, 2019, were reasonable and appropriate for the reasons described herein and in the Registration Statement.
Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act
We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.
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FOIA Confidential Treatment Requested by Kronos Bio, Inc.
Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
September 25, 2020

Please contact me at (858) 550-6142 or Charlie S. Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Charles J. Bair
Charles J. Bair
Cooley LLP

cc:
Norbert Bischofberger, Ph.D., Kronos Bio, Inc.
Yasir Al-Wakeel, BM BCh, Kronos Bio, Inc.
Barbara Kosacz, Kronos Bio, Inc.
Charles S. Kim, Cooley LLP
Chadwick L. Mills, Cooley LLP
Asa M. Henin, Cooley LLP
Brian J. Cuneo, Latham & Watkins LLP
Phillip S. Stoup, Latham & Watkins LLP

FOIA Confidential Treatment Requested by Kronos Bio, Inc.
Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com